Exhibit 99.4

COMPANY POLICY

DISCLOSURE

Function/Sector:	Legal	Version:	4.0
Policy Owner:	Chief Legal Officer

Approved by:	Board of Directors	Approval Date:	2024/09/05

PURPOSE AND SCOPE

This disclosure policy (“Policy”) provides guidelines for the board of directors, officers and employees of BRP Inc., Bombardier Recreational Products Inc. and its subsidiaries (collectively “BRP” or the “Company”) with regards to the timely disclosure of information and prevention of improper trading on the basis of material non-public information.

The objective of this Policy is (i) to ensure that communications to the investing public about the Company are (a) timely, factual and accurate, and (b) broadly disseminated in accordance with all applicable legal requirements; and (ii) to verify the accuracy and completeness of such communications.

This Policy confirms in writing BRP’s disclosure policies and practices. Its goal is to set forth BRP’s approach to disclosure and to promote adequate and consistent disclosure practices among the board of directors, senior management and employees.

This Policy covers disclosures in documents (including electronic documents) filed (whether mandatorily or voluntarily) with the securities regulators (such as prospectuses, take-over bid circulars, issuer bid circulars, directors’ circulars, rights offering circulars, management’s discussion and analysis (MD&A), annual information forms, management proxy circulars, annual and interim financial statements and material change reports, referred to as “core documents”) and written statements made in BRP’s annual and quarterly reports, corporate social responsibility report, press releases, letters to investors, presentations by senior management, information contained on BRP’s website and other electronic communications including by way of social media as well as all other documents the content of which would reasonably be expected to affect the market price or value of any of the securities of BRP Inc. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls as well as any other oral statements made in circumstances in which a reasonable person would believe that information contained in the statements will become generally disclosed.

It is the responsibility of the board of directors, senior management and employees of BRP, and in particular, the designated Spokespersons (as hereinafter defined), to be familiar with this Policy and with applicable laws, regulations, and policies.

DISCLOSURE REQUIREMENTS

A.  Disclosure of Material Information

Once a determination is made by the Disclosure Committee that information is material, the information will be disclosed immediately upon the information becoming known to management (or, if the information was previously known, immediately upon it becoming apparent that the information is material) and be broadly disseminated to the public via press release (distributed through a widely circulated news wire service). Disclosure on the Company’s website alone does not constitute adequate disclosure of material information. To the extent required by law, BRP will also file a material change report with the regulatory authorities as soon as practicable, and no later than ten (10) days after a material change occurs.

BRP will release unfavourable material information as promptly and completely as favourable material information. The disclosure must include any information that if omitted, would make the rest of the disclosure misleading in light of the circumstances. Disclosure of material information must be handled carefully and in a timely fashion by BRP, since either premature or late disclosure may be damaging to its credibility and reputation in the securities market. Disclosure must be corrected in a timely manner if the Company subsequently learns that earlier disclosure by the Company contained a material error at the time it was disclosed to the public.

B.  Selective Disclosure

No selective disclosure of material non-public information should occur. In other words, material non-public information is not to be disclosed to selected individuals (for example, in written or e-mail correspondence, a conference call or face-to-face meeting with one or more analysts or in written or e-mail correspondence or a telephone conversation with an institutional investor). If during the course of a conference call, presentation or discussion with any analyst or other person not bound by a confidentiality obligation, material non-public information is disclosed, such information should be promptly broadly disseminated to the public through a press release.

Material information which has not been publicly disclosed may be provided by the Company prior to general publication in certain limited circumstances to its bankers, auditors, investment bankers, outside counsel and other persons in the necessary course of business. These persons should be expressly advised of the confidentiality involved and required and warned of their potential legal liability for misuse or disclosure of such information.

C.  Material Information

Material information is any information relating to the business, affairs and capital of the Company that results in or would reasonably be expected to result in a significant change in the market price or value of any of BRP Inc.’s securities or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions.

It is the Company’s responsibility to determine what information is material in the context of its activities. The Company must take into account a number of factors when determining which information is material, including the nature of the information itself, the volatility of the Company’s securities, prevailing market conditions, the size of its earnings, assets and capitalization and the nature of its operations.

Public issuers are not generally required to interpret the impact of external political, economic or social developments on their affairs. However, if an external development will have or has had a direct effect on the business and affairs of BRP that both satisfies the market price or value impact test for materiality and is uncharacteristic of the effect generally experienced by other public issuers engaged in the same business or industry, then the development may be considered material.

 COMPANY’S APPROACH TO DISCLOSURE REQUIREMENTS

 A. Disclosure Committee

The Disclosure Committee of the Company is responsible for the administration of this Policy and for developing, implementing and overseeing BRP’s disclosure practices. The Disclosure Committee consists of the persons holding the following or comparable positions:

➢	Chief Financial Officer

➢	Chief Legal Officer (who should act as chairperson of the Disclosure Committee)

➢	Vice-President, Global Corporate Communications

➢	Such additional employees as may be deemed appropriate by the Disclosure Committee from time to time.

The Disclosure Committee will determine when developments justify public disclosure. The Disclosure Committee will meet at least on a quarterly basis to approve, among other things, the quarterly and annual regulatory filings and related communications and as conditions otherwise dictate.

It is essential that the Disclosure Committee be kept fully apprised of all pending material developments in order to evaluate and discuss those events and to determine the appropriateness and timing for public release of information. If it is determined that the information should remain confidential, the Disclosure Committee will determine how that information will be controlled such that confidentiality is ensured. The Disclosure Committee shall have full access to all of the Company’s books, records, assets, facilities and personnel, including the internal auditors, in connection with fulfilling its responsibilities.

The Disclosure Committee will also ensure that appropriate systems, processes and controls are in place for disclosure and monitoring compliance therewith, to ensure:

a)	the accuracy and completeness of information publicly disseminated;

b)	that the Company’s disclosures are recorded, processed, summarized and reported within the time periods specified in applicable disclosure rules;

c)	that any material information is disseminated in a timely fashion; and

d)

that the Chief Executive Officer and the Chief Financial Officer can evaluate the effectiveness of the processes and controls in place in order to allow them to make such certifications as are required under applicable securities laws.

The Disclosure Committee shall ensure that the processes by which the Company’s disclosures are prepared, reviewed and reported are appropriately administered so that individuals responsible for ensuring that those involved in the preparation of disclosures understand and abide to applicable disclosure requirements.

The employees of BRP that are designated from time to time by the Chief Financial Officer must provide the President and Chief Executive Officer and the Chief Financial Officer with a certificate (in the form and substance provided by the Chief Executive Officer or Chief Financial Officer) so that they may sign any certificate required under applicable securities laws.

 B.  Press Releases

The Company has developed a routine procedure for approving and issuing press releases. Material information will be publicly disclosed immediately via news release, in accordance with, and subject to, the terms of this Policy.

All proposed disclosure in the form of press releases, or documents providing information such as, but not limited to, financial figures, market shares, orders, sales, related to the activities or businesses of the Company will be submitted in a timely manner to a member of the Disclosure Committee or his/her designated representative, which will review such information and carry out any relevant validations. If the member of the Disclosure Committee or his/her designated representative believes that the information might be material, it will be discussed with the other members of the Disclosure Committee.

If the Disclosure Committee determines that such information is indeed material, it will authorize the immediate issuance of a press release, unless the Disclosure Committee determines that such information must remain confidential for the time being, in which case appropriate confidential filings will be made and control of that information will be instituted. Should a material statement inadvertently be made in a selective forum, BRP will immediately issue a press release in order to disseminate that information to the public.

Prior to their issuance, press releases containing material information must be reviewed and approved by the members of the Disclosure Committee or their designated representatives. Press releases relating to the quarterly and year-end financial results (including press releases relating to earnings announcements in advance of actual financial statements, if any) shall be reviewed by the Disclosure Committee, the Audit Committee and the Board of Directors prior to issuance. Annual and quarterly financial results, notes thereof, the MD&A and other core documents will be publicly released following their approval by the Disclosure Committee, the Audit Committee and the Board of Directors of the Company.

Regardless of when an announcement involving material information is released, Market Surveillance must be advised of its content and provided with a copy in advance of its release. If the Toronto Stock Exchange (“TSX”) is open for trading at the time of a proposed announcement, prior notice of a press release announcing material information must be provided to Market Surveillance to enable a trading halt, if deemed necessary. If a press release announcing material information is issued outside of trading hours, Market Surveillance, must be notified before the market opens. The Chief Legal Officer, or a person designated by him, will contact Market Surveillance and provide a copy of the proposed release.

Press releases containing material information will be disseminated through an approved news wire service that provides national distribution (except otherwise advised by the Company’s legal department such as is the case of Canadian financings). Press releases will be transmitted to all relevant regulatory bodies, major business wires and national financial media where BRP has its corporate headquarters.

 C.  Designated Spokesperson

BRP designates a limited number of spokespersons responsible for communication with analysts, investors, media and other corporate contacts (the “Spokespersons”). These persons are those holding the following positions:

➢	Chair of the Board of Directors

➢	President and Chief Executive Officer

➢	Chief Financial Officer

➢	Person responsible for Investor Relations

➢	Vice-President, Global Corporate Communications

➢	Person(s) responsible for Global Public Relations

Spokespersons may, from time to time, designate others within the Company to speak on behalf of the Company as back-ups or to respond to specific inquiries and will provide guidelines to these persons.

Employees who are not authorized Spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others (including on a “no-name” or “off the record” basis), unless he or she is specifically asked to do so by an authorized Spokesperson. All such inquiries shall be referred to either the Vice-President, Global Corporate Communications or the person responsible for Investor Relations.

Prior to making any public oral statements, the Company should adhere to the following principles that relate specifically to public oral statements made by or on behalf of the Company (these should be complied with in addition to the principles governing the content of disclosure generally, set out elsewhere in this policy):

•	Public oral statements relating to material information regarding the business and affairs of the Company should only be made by authorized Spokespersons.

•

Inquiries from investors, securities analysts, media or industry representatives should be referred to the Chief Financial Officer, the Spokesperson responsible for Investor Relations or the Vice-President, Global Corporate Communications, as the case may be.

•

A written draft of the text or content of the public oral statement should be prepared, where practicable, and submitted to the Vice-President, Global Corporate Communications, for review, together with details of the projected time, date, place and audience for disclosure.

•

The written draft or text should be carefully followed when making the public oral statement and any material deviations or changes should be documented. All attempts should be made to comply with the text of the statement when answering questions relating to the statement. Explanations or clarifications should be limited to publicly available information only.

•	Disclosure relating to financial information should be reviewed by the Disclosure Committee, or designated representatives of the Chief Financial Officer and/or authorized Spokespersons.

•

Where appropriate, a written draft should be submitted to the relevant expert for review, and if the statement will include, summarize or quote from a report, statement or opinion of an expert, the written consent of that expert should be obtained.

•	Appropriate due diligence should be conducted by the relevant subject matter expert to verify the accuracy of all material information contained in the written draft.

•

In the case of forward-looking information (“FLI”) provided orally, the speech, conference call, etc., will be preceded by a verbal statement approved by the legal department. In the case of FLI provided in writing, the document in which the FLI is contained will include cautionary language and statements of material factors and/or assumptions approved by the legal department. In all cases, FLI included in press releases containing earnings guidance and financial results as well as in annual and quarterly financial results, notes thereof and the MD&A must be approved in writing by the Chief Financial Officer or his/her designated representative.

•	If appropriate, a corresponding press release should be prepared and reviewed following the documentary review procedures set out above for dissemination at the appropriate time.

•

All information contained in the public oral statement should be reviewed for updating (and revised consents and reviewed confirmations obtained if necessary) as close as practicable to the time of disclosure.

•

The members of the Disclosure Committee or their designated representatives will ensure to properly document the materiality assessments, as well as keep on file documentation or exchanges reasonably relevant for purposes of this Policy, in accordance with the Records Management Policy.

D.  Quiet Periods

The Company will observe quiet periods prior to quarterly earnings announcements or when material changes are pending (“Quiet Periods”), as further detailed below:

a)

“Regular Quiet Periods” will begin the first calendar day following the end of a quarter and end on the day of the issuance of a press release disclosing results for the quarter just ended. During the last week of a Regular Quiet Period, the Company will not initiate any meetings or telephone contacts with analysts, the media and investors irrespective of the Spokespersons involved and the subjects of those communications, but it will be allowed to respond to unsolicited inquiries from such persons concerning factual matters, provided it concerns publicly available or non-material information. Should inquiries be made concerning expected results, the Company and its Spokespersons will clearly state to participants that the Company will not discuss matters relating to earnings prospects. Notwitstanding the foregoing, during the rest of a Regular Quiet Period, the Company may initiate meetings or telephone contacts and interviews, so long as they are not with analysts, are not held by the Chief Financial Officer or any of its designated representative(s) and do not relate to information of a financial nature, such as insights into financial performance, market shares, orders, sales, growth expectations or projections (for instance, product launches).

b)

“Other Quiet Periods” will be determined by the Disclosure Committee during any period where material pending developments have not been publicly disclosed. During Other Quiet Periods, the Disclosure Committee may direct the Spokespersons to cease all communications with analysts, institutional investors and other market professionals.

The members of the Disclosure Committee may decide from time to time to allow certain outreach activities during a Quiet Period, as may be appropriate under the circumstances, taking into consideration several factors including whether an activity has been carried out on a regular basis over the years in the ordinary course of business of the Company.

E.  Trading Restrictions and Blackout Periods

The occurrence of an event requiring public disclosure impacts the ability of the persons with such knowledge from trading in the securities of the Company until such information is disclosed publicly and a sufficient period of time has elapsed thereafter (which is typically one to two full trading days). The board of directors, officers, all employees and consultants should refer to BRP’s Insider Trading Policy, available on the Ethics & Compliance internal site for complete details regarding trading restrictions.

BRP’S FINANCIAL DISCLOSURE ACTIVITIES

A.  Mandatory Disclosure of Information

Pursuant to applicable securities legislation and regulations, BRP is subject to disclosure obligations, i.e. to timely disclosure of material non-public information through the issuance of press releases as well as to distribute to its shareholders and/or file its annual and quarterly financial statements, MD&A, management proxy circular, annual information form and other documents. The Chief Legal Officer will ensure that a process is in place relating to the filing of such documents with the applicable securities regulatory authorities and stock exchange and ensure that if required, BRP’s applicable service providers, initiates the mailing to the Company’s shareholders of its annual and quarterly financial statements and its management proxy circular.

i.  Quarterly results conference calls and webcasts and other meetings

Quarterly results conference calls and/or webcasts provide an overview of the Company’s quarterly results and other major corporate developments and are usually held on the day of, or the day following, their public disclosure.

The Company will provide advance notice of a conference call or webcast by issuing a press release announcing the date, time and the subject of the call and/or webcast. The Company will provide in the earnings press release, information on how interested parties may access the call and/or webcast. In addition, BRP may send invitations to analysts, institutional investors, the media and others invited to participate.

At the beginning of each call or webcast, a BRP Spokesperson should provide appropriate cautionary language with respect to any FLI and direct participants to publicly available documents containing the assumptions, sensitivities and a discussion of any applicable risks and uncertainties. Analyst/investor conference calls, webcasts and meetings will also allow for question and answer periods (Q&As).

The Company may also hold or be invited to participate in analyst and institutional investors meetings and other presentations, as well as one-on-ones. These meetings and presentations are held to provide information on the Company’s results, competitive position and strategy. Before or after these meetings, the Company may provide a back up package which includes copies of the presentation and any publicly available information (e.g. latest quarterly report). All material information to be provided on the conference calls, webcasts or at these meetings must be previously disclosed public information.

Spokespersons shall be cautious to avoid selective disclosure at all times. If a Spokesperson reasonably believes that selective disclosure was made or undisclosed material information was disclosed during such conference call, webcast, or meeting or is uncertain about it, such Spokesperson shall inform a member of the Disclosure Committee, who shall ascertain whether it happened on the basis of the information available to it, and if so, shall promptly disclose such information by means of a press release.

ii.  Analyst’s reports

Upon request, the Chief Financial Officer or his/her designated representative may review draft analysts’ reports prior to their publication solely to ensure that factual information is accurate based on publicly disclosed information and that underlying assumptions properly reflect all publicly disclosed information about the Company. The review process will be conducted orally with the analyst but material discussions with analysts will be documented internally, as and when needed. The analyst’s report review process is to be carried on only by those designated Spokespersons specifically authorized by the Chief Financial Officer on a case-by-case basis. BRP should not confirm, or attempt to influence, an analyst’s opinions or conclusions and should not express comfort with analysts’ models and earnings estimates.

When the Company agrees to review an analyst’s report, the Company will require that the analyst’s report contain wording that the Company accepts no responsibility for the accuracy of information in the report, and expresses no opinion upon and does not endorse any forward-looking information or other non-factual information contained in such report. No comment will be made until this disclaimer language is included in the report.

The Company will not directly distribute analysts’ reports. The Company may post on its Website a complete list of all the investment firms and analysts who provide research coverage on the Company, regardless of their recommendations. If provided, such list will not include links to the analysts’ or any other third party’s e-mail address, websites or publications.

 B.  Voluntary Disclosure of Information

BRP’s financial disclosure activities also give rise to a variety of communications with members of the financial community, including investors and media, which are of a voluntary nature.

 C.  Non-GAAP Reconciliation

When disclosing non-GAAP financial measures, whether in written or oral statements, the Disclosure Committee shall ensure that appropriate disclosure and reconciliation statements required by applicable securities laws are included. The Chief Financial Officer or his/her designated representative shall provide and/or review the non-GAAP reconciliation statements before public issuance.

CERTAIN DISCLOSURE PRACTICES

 A.  Confidentiality

Material information should be adequately safeguarded to ensure that it is only disclosed to those persons who have a need to know the material information prior to its public disclosure.

In certain circumstances, BRP may determine that disclosure of material information may be delayed and kept confidential temporarily where immediate release of the information would be unduly detrimental to its interests. An example when disclosure might be unduly detrimental to an issuer’s interests is where disclosure of information concerning the status of ongoing negotiations would prejudice the successful completion of those negotiations. In such instance, disclosure could be made once concrete information is available, such as a final decision to proceed with the transaction or, at a later point in time, upon finalization of the terms of the transaction.

Where disclosure of material information is delayed as contemplated above, BRP should take appropriate precautions to keep such information completely confidential except in the necessary course of business. For instance, the board of directors, officers, employees of BRP and outside advisors or consultants should be reminded on a regular basis that confidential information obtained in the course of their duties must not be disclosed except in the necessary course of business. In addition, anyone who is or may be aware of undisclosed material information should be explicitly warned to keep it confidential and reminded that they may not trade in BRP Inc.’s securities until such information is publicly disclosed and a sufficient period of time has elapsed thereafter.

In such circumstances, to the extent required by law, the Company will cause a confidential material change report to be filed with applicable securities regulators and will periodically (at least every 10 days) review its decision to keep the information confidential.

During the period before disclosure, Company market activity in BRP Inc.’s securities should be carefully monitored. Unusual market activity may be indicative of a leak as to news of the matter. If it appears that a leak may have occurred, consideration may need to be given to a full public announcement. This may include contacting the Investment Industry Regulatory Organization of Canada (“IIROC”), which administers the Market Surveillance division of the TSX Policy Statement on Timely Disclosure, to request that trading be halted pending the release.

Documents and files containing undisclosed material information should be kept in a safe place with access restricted to individuals who need to know that information in the necessary course of business. Code names for projects and password for electronic documents should be used when necessary. Confidential matters should not be discussed and confidential documents should not be read in public places. Confidential documents should be removed from conference rooms after meetings have ended and should not be discarded where others can retrieve them.

 B.  Electronic Communications

This Policy also applies to electronic communications. The procedures set forth below regarding electronic communications should be observed at all times:

i.

Disclosure on BRP’s website should not be misleading. All disclosure of financial or other potentially material information should be reviewed and approved prior to posting by the Chief Financial Officer or his/her designate.

ii.

Disclosure of information of a non-financial and non-material nature on BRP’s website should be reviewed and approved prior to posting by a person designated by the Vice-President, Global Corporate Communications.

iii.

Disclosure on BRP’s website should be regularly reviewed for accuracy and may need to be updated. Non-current information that needs to be retained on BRP’s website should be clearly indicated as archival in nature. Where practical, documents should be dated, and shall be subject to the BRP Records Management Policy in effect from time to time.

iv.

Disclosure on BRP’s website alone does not comprise adequate public disclosure of material information. Information that is material and non-public should not be posted on BRP’s website or otherwise communicated electronically prior to dissemination by way of a news release.

v.	Non-material information provided to analysts, institutional investors and others on a selective basis should, where practicable, be posted on BRP’s website as well.

vi.	BRP’s website should enable investors to easily send requests and communications to the Company’s investor relations personnel.

vii.

Analysts’ reports should not be posted on BRP’s website. The Company may post on its Website a complete list of all the investment firms and analysts who provide research coverage on the Company, regardless of their recommendations. If provided, such list will not include links to the analysts’ or any other third party’s e-mail address, websites or publications.

viii.	Third party links on BRP’s website should be used with care, and accompanied by appropriate disclaimers.

ix.

Investor relations material should be contained within a separate section of BRP’s website (if applicable) and should include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent disclosures or circumstances. All data posted to BRP’s website, including text and audiovisual material, should show the date on which such material was issued. A log should be maintained indicating the date that material information is posted and/or removed from the investor relations section of BRP’s website.

C.  Dealing With Rumours

All queries from the financial community or stock exchanges regarding rumours should be directed to the Chief Financial Officer or his/her designated representative. The Company should not comment, affirmatively or negatively, on rumours, unless otherwise authorized by the Chief Financial Officer or his/her designated representative. The Chief Financial Officer or his/her designated representative will advise the financial community and stock exchanges that BRP’s general policy is not to comment on rumours or speculations. Should a stock exchange request that BRP make a definitive statement in response to a market rumour that is causing significant volatility in BRP’s securities, the Disclosure Committee will consider the matter and decide whether to make a policy exception.

If material information has been leaked and appears to be affecting trading activity in the Company’s securities, the Disclosure Committee will consider taking steps to ensure that a full public announcement is made, confirming or denying the information that has leaked.

D.  Social Media and Chat Rooms

BRP’s policy regarding social media, blogs and chat rooms is the same as its policy for dealing with rumours. Employees must not comment on confidential BRP information such as BRP’s business performance and business plans, BRP’s product and technology roadmap, litigation and product safety issues and/or product recall campaigns. This includes statements about upcoming financial forecasts, projects, technological innovations or other confidential BRP information to anyone, including conversations with consumers, suppliers, strategic partners or other third parties (including friends). If employees become aware of potentially problematic BRP related discussions on social media, they are asked to please inform the Corporate communications department for appropriate follow up. Employees should also refer to the BRP Social Media Policy, available on the Ethics & Compliance internal site, for more details on social media guidelines.

POLICY IMPLEMENTATION AND MAINTENANCE

 A.  Communication and Enforcement

The Disclosure Committee has the overall responsibility for the administration of this policy and overseeing of its implementation and compliance thereto. The Finance, Legal and Public Affairs, and Communications departments are responsible, in accordance with each of their area of expertise, for the day-to-day administration of this Policy. The Disclosure Committee may otherwise delegate the day-to-day administration of this policy.

BRP considers the disclosure of material information and other issues addressed by this policy to be very serious matters. Any employee who violates this Policy may face disciplinary action up to and including termination of his or her employment without notice. The violation of this Policy may also violate certain securities laws which could expose members of the board of directors, officers and employees to personal liability. Any employee who becomes aware of a possible violation of this Policy should promptly speak to his/her supervisor, the Legal department or the next level of management. If the issue is not resolved rapidly, then such employee should inform the Chair of the Board of Directors, Chief Executive Officer, the Chief Legal Officer or a member of the Board of Directors of the Company and otherwise comply with all applicable laws. If it appears that an employee may have violated such securities laws, BRP may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

 B.  Policy Review

The Nominating, Governance and Social Responsibility Committee will review and update, as appropriate, this Policy on an annual basis or as needed to monitor its effectiveness, and to ensure compliance with changing regulatory requirements and will submit its recommendations on such matters to the Chair of the Board and Chief Executive Officer for review and approval. All material changes to this Disclosure Policy shall be subject to the approval of the Board of Directors. The Disclosure Committee shall report to the Nominating, Governance and Social Responsibility Committee on an annual basis with respect to this Policy, its implementation and compliance thereto.

 C.  Record of Information Disclosed

The Company will maintain, for a period of ten (10) years, a record of all material information that has been publicly disclosed as well as public information about the Company. This will include core documents and other continuous disclosure documents. After public dissemination of a material development, members of the Disclosure Committee or their designated representatives will monitor from time to time the Company’s disclosure to ensure accurate reporting and to correct and/or update, if and when necessary.

GUIDANCE

For questions or further information with respect to this Policy or as to whether disclosure should be made, directors, officers and employees should contact BRP Corporate Secretary’s team at corporate.secretariat@brp.com.

RELATED DOCUMENTS

Clean Desk Policy

Insider Trading Policy

Social Media Policy

REVISION HISTORY

Date	Version	Revisions Made	Approved by
2024/09/05	5.0		Board of Directors
2023/09/06	4.0		Board of Directors
2022/11/28	3.0		Board of Directors
2015/03/12	2.0		Board of Directors
2013/05/21	1.0	Initial version	Board of Directors